Exhibit 99.1

   Corporate Presentation  July 2018  www.check-cap.com

   Forward-Looking StatementsThis presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.   We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “targets,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.  This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on April 4, 2018, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.   Safe Harborstatement      2

     3  Our Mission  Colon cancer prevention   through patient friendly screening

   4  Colon Cancer - Screening is Key to Prevention  Low screening adherence Mortality world-wide ~ 700K annuallyPrevention = Detection of Pre-cancerous polyps  Our solution - Patient friendly prep-free screening

   5  C-Scan®- Preparation-Free Colon Screening  C-Scan® Cap  C-Scan® Track  Biocompatible patch worn on patient's back for Capsule Control, Tracking and Data Recording  C-Scan® View  Ingestible scanning capsuleGenerating Imaging Data+ Positioning Data  Positioning    3D Display      The C-Scan® System is not available for sale or clinical use in the US    Images for illustration only

   6  C-Scan®- Preparation-Free Colon Screening      As the capsule moves naturally, it scans the inner lining of the colon in a 360 degree arc, scanning only when in motion  Disruptive Photon Counting Technology  Compton Back-scattering  X-Ray Fluorescence            Stand by mode    Scan mode –Capsule scanning over a polyp

   7  Step I - Ingestion  Patient friendly procedure  Step II – Normal daily routine (2-3 days)  Capsule ingestedPatch attached to patient’s back  No special dietContrast agent + Fibers (1 tablespoon) with each meal     Step III - Excretion  Single use Capsule Patient is notified once capsule is excreted naturally Data is downloaded from patch to workstation for analysis

 8            Incidence  Mortality    U.S  135k  50k    EU  471k  228k    China  310k  149k    Japan  113k  48k    Expected to increase by 60% by 2030  Deaths world-wide ~ 700k  Most lives could be saved   $42.6B  Colon Cancer Prevention Market Opportunity   Sources: * - Population age +50 at average risk - United Nations DESA/ Population Division – World Population Prospects 2017 (North America, Japan, China and Europe) ** - For patients screened once every 10 years at average procedure cost of $600 American Cancer Society. World Health Organization. J Natl Cancer Inst. 2011; 103:1-12 (Mariotto) Arnold M, et al. Gut 2016;0:1–9. doi:10.1136/gutjnl-2015-310912   626M  Market opportunity**  *  *  $5.4B  84M  Market opportunity**  U.S  EUChinaJapan  Annual Overview

 9    ~10 years Prevention Opportunity  From healthy individual with pre-cancerous polyps   To cancer patient  Early Detection  Source: Gastro 1997;112:594-692 (Winawer)  Cancerous Polyp  Highly preventable form of cancer

   10  Screening Rates U.S, EU, China  Ages ≥ 50   Sources: CDC NHIS survey results as published in the CDC’s MMWR between 2006 and 2017 Radiology,. 2017, Ahead of Print, https://doi.org/10.1148/radiol.2017170924 (Smith) Schreuders EH, et al. Gut 2015;0:1–13. doi:10.1136/gutjnl-2014-309086   60%  20-30%  U.S  Germany     80% goal  By 2020   ~13%  China  FOBT – 9-24 (%) *  FIT – 32-53 (%) *  COLONOSCOPY – 88-98 (%) *            7%  15%  * Sensitivity for pre-cancerous polyps

 11    Barriers to Colonoscopy screening in U.S    Laxative preparation    Insertion of endoscope    Fasting requirements    Other reasons    Concern over pain    Embarrassment  “What do you feel is the most troubling part of colon testing?”  Mayo Clinic Proc. 2007;82(6):666-671

   12    Prevention-Screening for cancer and polypsHigh sensitivity for pre-cancerous polyps  Early Detection-Screening for cancer Low sensitivity for pre-cancerous polyps  C-Scan focuses on increasing public’s willingness to screen  C-Scan®    CTC  Colonoscopy  Capsule Endoscopy  FOBT, FIT  Stool DNA   Liquid Biopsy    Sources: AGA Institute Guidelines for the Early Detection of Colorectal Cancer and Adenomatous Polyps American Cancer Society. Colorectal Cancer Facts & Figures 2017-2019. Atlanta: American Cancer Society; 2017 USPSTF, JAMA. 2016;315(23):2564-2575. doi:10.1001/jama.2016.5989       Adherence  LOW  HIGH      HIGH  LOW  Sensitivity

   13  Pathway to commercialization  >200 capsules ingested, clear safety recordISO 13485 Certification and CE mark attainedU.S. clinical pathway realization in planningOngoing manufacturing line buildup at GERequest for marketing approval submitted in Israel Ongoing discussion with strategic partners

 14      Prof. Seth A. Gross  “C-scan is a novel approach to improve colon cancer screening that can become an alternative to current screening methods. The device generates 3D colon mapping without the need for bowl preparation through which it  eliminates barriers for screening noncompliance and has potential to save people lives“  Seth A. GrossAssociate Professor of Medicine at NYU School of Medicine; Gastroenterology Section Chief at Tisch Hospital; Director of Endoscopy at NYU Langone Medical Center    Prof. Nadir Arber  “ C-Scan is a swallow and forget breakthrough device that can change the history of colon cancer screening and prevention.“  Nadir Arber Prof. of Internal Medicine and Gastroenterology Head, Health Promotion Center Head, Integrated Cancer Prevention CenterTel-Aviv Sourasky Medical Center  Strong support from KOL’s

     15  % Sensitivity  r2 = 0.98  Scan imaging density   Strong correlation between scan imaging density and sensitivity  SensitivityAbility to identify polyps accuratelySpecificityAbility to identify lack of polypsScan imaging density Scans distribution along colon  Specificity consistent around 89%    44%    55%    78%    100%  < 70%  < 50%  <20%  12 Procedures  19 Procedures  35 Procedures  To date avg. scan imaging density (64%)  44% sensitivity for all evaluable cases from CE Study;  46% average scanning image density from CE Study;  64% average scan imaging density with 21 evaluable cases for C-Scan Version 3

     16    C-Scan® Advantages  Patient  Payer   Hospital and Physician  NO laxatives NO boostersNO sedation  NO need for anesthesiaNO operating roomMinimal staff involved   GIs focused on polyp removal  Analysis anywhere – Portal based analysis suite  INCREASES screening adherenceINCREASES willingness to undergo colonoscopyREDUCES CRC incidents and mortalitySAVES treatment cost  Autonomous procedurePatients continue normal daily routine (avg. 2-3 days)

 17  Multiple near term inflection points  Post CE approval study interim resultsC-Scan system approved for marketing in Israel          Q3/18E  Q4/18E  Q2/19E  Q4/19E  IDE approvalManufacturing line at GE readyU.S. Pilot study initiation  Post CE approval study final results Sales initiation in Israel (1,2)  Sales initiation in EMEA (1,2)U.S. Pivotal study initiation (2,3)  (1) Pending strategic partnership (2) Pending sufficient capital(3) Assuming de novo classification and no PMA

 18    Core patents granted in major jurisdictions     Robust Intellectual Property  33 Granted 1 Allowed20 Pending worldwide

 19  Financial Overview        Amounts raised: $25.5 million IPO with simultaneous private placement in 2015 $11.2 million total registered direct offerings in 2016-2017$20.2 million underwritten public offering in May 20185.3 million shares outstanding (6/30/2018)Trade on the NASDAQ: CHEK, CHEKW, CHEKZ  $4.6 million Cash & CE (3/31/18)$22.6 million Cash & CE (pro-forma)Analyst coverage: H.C. Wainwright, Chardan Capital Markets

 20    Executive Management        Alex Ovadia CEODr. Yoav KimchyFounder & CTO Lior Torem CFOBoaz ShpigelmanVP R&D     BOD  Dr. Walt Robb (1)Yuval YanaiDr. Mary Jo GormanXQ LiClara Ezed  Member of the BOD of Check -Cap US Inc. our U.S Subsidiary  Steve Hanley Chairman

   Investment Highlights  Revolution in CRC screening market  CE Mark approved in the European Union  Strategic collaboration with GE Healthcare  Robust intellectual property protection    0344  21  Commercialization pathway buildup   Productive discussions with regulatory agencies

   Appendix

   Reimbursement for screening methods  23  Colonoscopy (avg. including, anesthesia, biopsy, bowel prep) - Medicare $1,036 - Private sector   $2,000 to $3,000CTC (Virtual colonoscopy) $436Cologuard (Stool DNA, Exact) $509 Capsule Endoscopy (Medtronic) 83,100 JPY ($776) using current exchange rate for year 2014  Sources: https://www.cms.gov/apps/physician-fee-schedule/, Apr. 2015 https://www.sec.gov/Archives/edgar/data/1124140/000155837018000941/exas-20171231x10k.htm, Feb. 2018 http://mayafiles.tase.co.il/rpdf/854001-855000/p854945-00.pdf   U.S  Japan

 24    24  X-ray Exposure Control    mSv          Very Low Radiation Exposure    Typical organ radiation doses from various radiologic studies  0.05mSv        C-Scan Imaging                Stand by mode    Scan mode

   25  Potential New applications  depending on potential strategic partnerships  Exploring opportunities for C-Scan® technology spin offs  Localized drug delivery capsuleGastro intestinal motility diagnostics capsuleSmall bowel video capsule combined with C-Scan® tracking system